UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-33628

ENERGY XXI LTD

(Exact name of registrant as specified in its charter)

Canon’s Court, 22 Victoria Street,

PO Box HM 1179,

Hamilton HM EX, Bermuda
(441)-295-2244

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.005 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	*
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒	*

Approximate number of holders of record as of the certification or notice date: 414*

* Explanatory Note: The registrant hereby files this Amendment No. 1 to Form 15 to withdraw its Form 15 filed with the Securities and Exchange Commission on December 30, 2016. In accordance with (i) Section 12(g)(4) and Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) Application of the Reporting Provisions of the Securities Exchange Act of 1934 to Issuers Which Have Ceased or Severely Curtailed Their Operations, Exchange Act Release No. 9660 (Jun. 30, 1972) and (iii) Staff Legal Bulletin No. 2 (Apr. 15, 1997), the registrant will commence modified reporting under the Exchange Act until the conclusion of its liquidation proceeding under the laws of Bermuda.

Pursuant to the requirements of the Securities Exchange Act of 1934, Energy XXI Ltd has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 13, 2017

ENERGY XXI LTD

By:	/s/ John C. McKenna
Name:	John C. McKenna
Title:	Provisional Liquidator